Exhibit 97.1

NVNI GROUP LIMITED

(the “Company”)

WRITTEN RESOLUTIONS OF THE DIRECTORS OF THE COMPANY PASSED IN ACCORDANCE WITH THE ARTICLES OF ASSOCIATION OF THE COMPANY (the “Articles”)

1.	DISCLOSURE OF INTERESTS

It is noted that by signing these resolutions, each director of the Company (each a “Director” and together the “Directors”) makes a general disclosure of any personal interest, direct or indirect, in the matters contemplated by these resolutions which he or she is required to disclose in accordance with the Articles or in accordance with applicable law or otherwise which might disqualify him or her from approving these resolutions and, accordingly, each Director may vote and act on the matters referred to herein.

2.	CLAWBACK POLICY

(a)	It noted that it is proposed that the Company adopt and implement the erroneously awarded incentive-based compensation clawback policy in the form of Exhibit A hereto (the “Policy”) with retrospective effect from 29 September 2023.

(b)	It is resolved that, until resolved otherwise by the Directors in accordance with the Articles, the adoption of the Policy be and is hereby authorised, approved, confirmed and ratified in all respects, subject to such changes as the Directors may deem necessary.

3.	GENERAL RATIFICATION AND AUTHORISATION

It resolved that any actions taken, or documents executed, by any Director or other agent of the Company prior to, or following, the date hereof in connection with the foregoing resolutions (including the payment of any related fees and expenses) be approved, ratified and confirmed in all respects on behalf of the Company.

[signature page follows]

Signed by all the Directors of Nvni Group Limited for the time being:

/s/ Luiz Antonio Busnello Fernandes
Luiz Antonio Busnello Fernandes
Director

Dated: 27-nov-2023 | 9:25 AM PST

EXHIBIT A

Nvni Group Limited

Erroneously Awarded Incentive-Based Compensation Clawback Policy

[●], 20231

1.	Purpose and Scope. Nvni Group Limited (the “Company”) has adopted this Erroneously Awarded Incentive-Based Compensation Clawback Policy (the “Policy”) to comply with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as codified by Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and the recovery of erroneously awarded compensation listing standards (the “Listing Standards”) contained in Rule 5608 of The Nasdaq Stock Market (the “Nasdaq”), which require the recovery of certain forms of executive compensation in the case of a Restatement (as defined below).

2.	Administration. This Policy shall be administered by the Board of Directors of the Company (the “Board”) or, if so designated by the Board, the Compensation Committee, in which case references herein to the Board shall be deemed references to the Compensation Committee. Any determinations made by the Board shall be final and binding on all affected individuals.

3.	Effective Date. This Policy was adopted on [ ][2] 2023 and shall be effective as of September 29, 2023 (the “Effective Date”) and shall apply to Incentive-Based Compensation (as defined below) that is received on or after October 2, 2023, which is the effective date of the Listing Standards.

4.	Covered Executives. This Policy applies to all of the Company’s current and former executive officers, as determined by the Board in accordance with Section 10D of the Exchange Act, Rule 10D-1 and the Listing Standards and such other senior executives/employees who may from time to time be deemed subject to this Policy by the Board (each, a “Covered Executive”). For purposes of this Policy, an executive officer means an “executive officer” as defined in Rule 10D-1(d).

5.	Incentive-Based Compensation. For purposes of this Policy, the term “Incentive-Based Compensation” means all compensation (including cash bonuses or other cash incentive awards (including any deferred element thereof), and vested and unvested equity awards, including options, restricted stock, restricted stock units, performance stock unit awards and performance stock awards) from the Company or a subsidiary that is granted, earned or vested based wholly or in part upon the attainment of a financial reporting measure. “Financial reporting measures” are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, including stock price and total shareholder return. For the avoidance of doubt, Incentive- Based Compensation does not include annual salary, compensation awarded based on completion of a specified period of service, or compensation awarded based on subjective standards, strategic measures or operational measures.

6.	Recovery; Restatement. In the event the Company is required to prepare an accounting restatement of its financial statements due to material noncompliance with any financial reporting requirement under the federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “Restatement”), the Company shall, as promptly as it reasonably can, recover any Incentive-Based Compensation that was granted, vested, paid or settled (or would have been settled in the absence of an elective deferral of payment by the Covered Executive) during, or in respect of, the three completed fiscal years immediately preceding the date on which the Company is required to prepare such Restatement (the “Restatement Date”), to the extent that the Incentive-Based Compensation that was granted, vested, paid or settled (or would have been settled in the absence of an elective deferral of payment by the Covered Executive) is in excess of what would have been received by the Covered Executive after giving effect to the Restatement.

[1]	Date of resolutions approving policy to be included.

[2]	Date of resolutions approving policy to be included.

The Restatement Date shall be the earlier of (i) the date the Board, a Board committee or officer(s) are authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement due to the material noncompliance of the Company with any financial reporting requirement under the federal securities laws as described in Rule 10D-1(b)(1) or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare a Restatement.

The amount to be recovered will be the excess of the Incentive-Based Compensation received by the Covered Executive based on the erroneous data in the original financial statements over the Incentive-Based Compensation that would not have been granted, vested, paid or settled had the Incentive-Based Compensation been based on the restated amounts and shall not be reduced based on, or otherwise calculated with regard to, any taxes paid by the Covered Executive with respect to such amounts. If the Board cannot determine the amount of excess Incentive-Based Compensation received by the Covered Executive directly from the information in the Restatement, then it will make its determination based on a reasonable estimate of the effect of the Restatement. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in a Restatement, the amount must be based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was granted, vested, paid or settled. The Company will maintain documentation of the determination of that reasonable estimate and provide such documentation to the national securities exchange on which the Company’s securities are then listed.

Subsequent changes in a Covered Executive’s employment status, including retirement or termination of employment, do not affect the Company’s right to recover Incentive-Based Compensation pursuant to this Policy. Incentive-Based Compensation is subject to forfeiture under this Policy if the recipient was a Covered Executive at any time during the period for which the financial statements are subject to a Restatement.

For purposes of this Policy, Incentive-Based Compensation shall be deemed to have been received during the fiscal period in which the financial reporting measure specified in the applicable Incentive-Based Compensation award is attained, even if such Incentive-Based Compensation is paid or granted after the end of such fiscal period.

7.	Method of Recoupment. The Board shall determine, in its sole discretion, the method of recovering any Incentive-Based Compensation pursuant to this Policy, which may include, without limitation:

•	requiring reimbursement of cash Incentive-Based Compensation previously paid;

•	seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards;

•	offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;

•	cancelling outstanding vested or unvested equity awards; and

•	taking any other remedial and recovery action permitted by law, as determined by the Board.

8.	No Indemnification. The Company shall not indemnify any current or former Covered Executive against the loss of erroneously awarded Incentive-Based Compensation, and shall not pay, or reimburse any Covered Executives for premiums, for any insurance policy to fund such executive’s potential repayment obligations.

9.	Notice. Before the Board determines to seek recovery pursuant to this Policy, it shall provide the Covered Executive with written notice and the opportunity to be heard at a meeting of the Board (either in person, online or via telephone).

10.	Amendment and Interpretation. The Board may amend this Policy from time to time in its discretion, and shall amend this Policy as it deems necessary, appropriate or advisable to reflect the regulations adopted by the SEC subsequent to the Effective Date and to comply with any rules or standards adopted by a national securities exchange on which the Company’s securities are then listed. The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of section 10D of the Exchange Act, Rule 10D-1 and any other applicable rules or standards hereinafter adopted by the SEC and any national securities exchange on which the Company’s securities are then listed.

11.	Other Recoupment Rights. The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree in writing through an Acknowledgment, substantially in the form attached as Appendix A to this Policy as such form may be amended from time to time by the Board, to abide by the terms of this Policy and the application of this Policy to any award made prior to the Effective Date. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any other clawback or recoupment policy, any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

12.	Impracticability. The Board shall recover any excess Incentive-Based Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Board in accordance with Rule 10D-1 and the Listing Standards. Without limiting the foregoing, no recovery shall be required (i) in the case of a Board determination that the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; (ii) if recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company or a subsidiary, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code; or (iii) if recovery would violate home country law where that law was adopted prior to November 28, 2022. Any determination pursuant to this Section 12 shall be made after a reasonable and documented attempt to recover the Incentive-Based Compensation, which documentation shall be provided to Nasdaq. Any determination regarding subsection (iii) in the preceding sentence shall be made based on an opinion of counsel of such country acceptable to Nasdaq that such recovery would result in a violation of law of such country, which documentation shall be provided to Nasdaq.

13.	Suspension of Outstanding Incentive-Based Compensation Awards of Covered Executives.

(a)	After a determination by the Board that an event may have occurred that would trigger the Board’s right to apply forfeiture or recoupment pursuant to this Policy, the Board may suspend all Incentive- Based Compensation awards that the Board determines may be forfeited under this Policy, in which case and subject to the terms of this Section 13, Incentive-Based Compensation awards subject to the suspension: (i) if unvested, will not vest, and (ii) otherwise will not be distributed or permitted to be exercised or otherwise settled. In the event the term of an option award will expire during a period of suspension, the Covered Executive will be permitted to exercise the option before it expires; however, the shares resulting from that exercise will remain suspended and subject to forfeiture under the terms of this Policy.

(b)	Following suspension of an Incentive-Based Compensation awards under Section 13(a) above, the Board will determine as promptly as practicable whether the suspended Incentive-Based Compensation awards are to be forfeited or whether the suspension of the Incentive-Based Compensation awards is to be ended. For Incentive-Based Compensation awards that are ultimately not forfeited, the following provisions will apply upon the Board’s determination to lift the suspension:

(i)	Unvested Incentive-Based Compensation awards that would not otherwise have vested during the suspension by their original terms will be thereafter subject to vesting under their original terms;

(ii)	Unvested Incentive-Based Compensation awards that otherwise would have vested during the suspension by their original terms will vest as soon as practicable consistent with their original terms;

(iii)	Cash Incentive-Based Compensation awards such as annual bonus withheld during the suspension will be immediately payable, together with interest on the award amount determined at a rate equal to the average rate on 1 year U.S. Treasury notes for the period beginning on the day such Incentive-Based Compensation Award would have otherwise been paid and ending on the last business day before payment is made; provided, however, that in the case of any Covered Executive whose compensation is paid in [United States dollars], the applicable rate will be the [average rate on 1 year U.S. Dollar;] and

(iv)	In no event will distribution of cash or shares be made to a Covered Executive with respect to Incentive-Based Compensation awards if, by reason of termination of employment or otherwise, the Covered Executive would have forfeited the Incentive-Based Compensation awards if the Incentive-Based Compensation awards had not been suspended.

14.	Disclosure Obligations. The Company shall file all disclosures with respect to this Policy required by applicable U.S. Securities and Exchange Commission filings and rules.

15.	Successors. This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

16.	Applicable Law. This Policy will be governed by and construed in accordance with the laws of New York without reference to the principles of conflict of laws.

17.	Severability. The provisions in this Policy are intended to be applied to the fullest extent of the law. To the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision shall be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

Appendix A

Acknowledgement

November 27th, 2023

Pierre Carneiro Ribeiro Schurmann

Director

Condomínio Parque Encontro das Águas, 22

Av. Santos Dumont, 6277

Lauro de Freitas, BA,

p@nuvini.co

Dear Pierre,

Please sign and return to me this letter acknowledging that you have received a copy of Nvni Group Limited’s Erroneously Awarded Incentive-Based Compensation Clawback Policy (the “Policy”) and that you agree to its application to you as a Covered Executive (as defined in the Policy). Your receipt of grants of incentive-based compensation on or after the effective date of the Policy is conditioned on your agreeing to the terms of the Policy.

By signing this letter, you agree that the Policy, as it may be amended from time to time, applies to your Incentive-Based Compensation (as defined in the Policy), regardless of whether it is granted on, before or after the effective date of the Policy or the date that you sign this letter.

You also agree and acknowledge that Incentive-Based Compensation subject to the Policy are voluntary programs, that you have chosen to accept such Incentive-Based Compensation understanding that such Incentive-Based Compensation is subject to forfeiture and recoupment as set forth in the Policy, that you understand that all payments of Incentive-Based Compensation are paid as advances that are subject to recoupment as set forth in the Policy and that you specifically agree to such forfeiture and recoupment, if so warranted. If you do not wish to accept any future Incentive-Based Compensation subject to the Policy or to otherwise agree to the terms of the Policy, you must notify in writing within 10 days after receiving notice of a grant of Incentive-Based Compensation that you are rejecting such grant.

If you have any questions about this letter and the Policy, please contact me.

Very truly yours,

Pierre Schurmann
CEO

Acknowledged and agreed:

/s/ Pierre Carneiro Ribeiro Schurmann
Pierre Carneiro Ribeiro Schurmann

Date: 27-Nov-2023 | 6:30 AM PST